EXHIBIT 3.1

STATE OF DELAWARE

CERTIFICATE OF CORRECTION

MITESCO, INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware

DOES HERBY CERTIFY:

1.	The name of this corporation is Mitesco, Inc. (the “Company”).

2.

That a Certificate of Designation of Powers, Preferences and Rights of Series D Convertible Preferred Stock was filed by the Secretary of State of Delaware on October 15, 2021 and that said Certificate requires correction as permitted by Section 103 of the General Corporation Law of the State of Delaware.

3.	The inaccuracy or defect of said Certificate is:

a typographical error that refers to a request of the Corporation’s underwriters that the Series D convert to shares of Common Stock and a request of the underwriters in Section 5(c)(i)(2) of the Certificate of Designations

4.	Section 5(c)(i)(2) of the Corporation’s Certificate shall be amended by replacing Section 5(c)(i)(2) in its entirety as follows:

Upon (i) the closing of an underwritten offering of at least $10 million of the Company’s securities or (ii) a listing of the Corporation’s Common Stock on a national securities exchange, the Series D shall automatically convert into shares of Common Stock at the Conversion Price without any further action on the part of the Corporation or the Holder and the Holders shall have no further rights as a Holder. The effective date of the conversion shall be the date of the closing of the underwritten offering or first trading date of the shares of Common Stock on a national securities exchange, as applicable.

IN WITNESS WHEREOF, PROGRESSIVE CARE INC. has caused this Certificate of Correction to be signed by its Chief Executive Officer this 4th day of October 2022.

MITESCO, INC.

By:	/s/ Lawrence Diamond
Lawrence Diamond
Chief Executive Officer